UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT   **November 14, 2006**

(DATE OF EARLIEST EVENT REPORTED)   **November 10, 2006**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

**3800 Frederica Street
Owensboro, Kentucky 42301**
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   Entry into a Material Definitive Agreement.

On November 10, 2006, Boardwalk Pipeline Partners, LP (the "Partnership") entered into a letter agreement (the "Agreement") with Enterprise Gas Marketing L.P. ("Enterprise"), a Texas limited partnership. A copy of the agreement is filed as Exhibit 10.1 to this Form 8-K. Enterprise is a foundation shipper for the new interstate gas pipeline, proposed to be constructed by a subsidiary of the Partnership, that will begin near Sherman, Texas and proceed to the Perryville, Louisiana area (the "Gulf Crossing Pipeline").

Pursuant to the Agreement, the Partnership has granted Enterprise an option to acquire between 24.5% and 49% of the equity interest in a new subsidiary of the Partnership ("Newco") formed to construct the Gulf Crossing Pipeline. Newco will be managed by the Partnership, subject to specified approval rights for Enterprise. The option will be exercisable by Enterprise for a period of 45 days following delivery to Enterprise of specified information relating to Newco and the Gulf Crossing Pipeline project. The purchase price in the event Enterprise exercises its option would be the percentage of equity acquired by Enterprise, multiplied by (i) the amount of expenditures incurred relating to the Gulf Crossing Pipeline by the Partnership as of the closing date of the purchase less (ii) the aggregate amount of all debt of Newco as of such closing date. If Enterprise purchases an equity interest in Newco it would have obligations to fund its proportionate share of the costs for design and construction of the Gulf Crossing Pipeline.

Under the Agreement, if a specified foundation shipper does not enter into a precedent agreement with the Partnership for capacity on the Gulf Crossing Pipeline by November 22, 2006 then, in lieu of the option described above, the Partnership and Enterprise will use commercially reasonable efforts to negotiate a limited liability company agreement of Newco and a pipeline management agreement and pipeline operating agreement relating to the Gulf Crossing Pipeline. Under these agreements, Enterprise would be obligated to acquire a 49% equity interest in Newco, for the purchase price specified above with respect to the option, and would have review rights relating to capital expenditures relating to the Gulf Crossing Pipeline.

Item 7.01   Regulation FD Disclosure.

On November 10, 2006, the Partnership issued a press release announcing that it has committed to build the Gulf Crossing Pipeline and to expand its existing pipeline system. The press release is furnished as exhibit 99.1 to this Form 8-K. The information under Item 7.01 and in Exhibit 99.1 in this Current Report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, unless otherwise indicated in such registration statement or other document.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits:

Exhibit No.	Description
10.1	Letter Agreement, dated November 10, 2006, between Boardwalk Pipeline Partners, LP and Enterprise Gas Marketing L.P.
99.1	Boardwalk Pipeline Partners, LP, News Release, issued November 10, 2006, providing information on new interstate pipeline and expansion of pipeline system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
        its general partner

By: BOARDWALK GP, LLC,
        its general partner

By: */s/ Jamie L. Buskill*
        Jamie L. Buskill
        Chief Financial Officer

Dated: November 14, 2006

EXHIBIT 10.1

Enterprise Gas Marketing L.P.   Dated as of November 10, 2006
1100 Louisiana St.
Suite 1800
Houston, TX 77002
Attn: Jim Cisarik

                Re: Option to acquire equity interest in new subsidiary of Boardwalk Pipeline

Dear Mr. Cisarik,

        This letter agreement (this "***Agreement***") is delivered in connection with the Precedent Agreement for the Gulf Crossing Expansion Project (the "***Precedent Agreement***") dated of even date among (i) Boardwalk Pipeline Partners, LP, a Delaware limited partnership ("***Boardwalk Pipeline***"), (ii) Enterprise Gas Marketing L.P., a Texas limited partnership ("***Enterprise***") and (iii) Enterprise Texas Pipeline L.P., a Texas limited partnership that is an affiliate of Enterprise. As used herein, the term "***Expansion Project***" shall have the meaning given such term in the Precedent Agreement.

        The Precedent Agreement contemplates a new interstate pipeline company ("***Newco***") to be formed by Boardwalk Pipeline as a subsidiary. Upon formation of Newco, Boardwalk will assign or contribute to Newco the Precedent Agreement, and all other Expansion Project precedent agreements and related Expansion Project agreements Boardwalk has entered into as of such date with respect to the Expansion Project. If Enterprise enters into the Precedent Agreement and thereby becomes a Foundation Shipper (as defined in the Precedent Agreement) and the Precedent Agreement is still in effect as of the date ten days after the date that Boardwalk Pipeline announces that the condition precedent in Paragraph 4(c) of the Precedent Agreement has been satisfied ("***Trigger Date***"), Boardwalk Pipeline shall, in accordance with the terms and conditions of this Agreement, offer Enterprise (or an Affiliate designated by Enterprise) the option to purchase up to a 49% (but not less than a 24.5%) membership interest in Newco (the membership interest in Newco which Enterprise elects to purchase being collectively referred to as the "***Newco Interest***") at a cash price equal to the Purchased Percentage (defined below) of the sum of (a) all expenditures actually incurred by Boardwalk Pipeline as of the closing date of the acquisition by Enterprise of the Newco Interest less (b) the aggregate amount of all debt of Newco outstanding as of such closing date. The percentage of membership interest in Newco which Enterprise elects to purchase (i.e., from a minimum of 24.5% to a maximum of 49%) is referred to herein as the "***Purchased Percentage***." Enterprise's capital account in Newco shall include the cash price paid by Enterprise. References herein to "membership interest" include all limited liability company interests, membership interests and other equity interests in Newco. In addition, all members of Newco shall be obligated to make additional capital contributions to Newco in proportion to their respective membership interests in Newco of all amounts incurred by Newco to design, construct, install and place in service the Expansion Project (the "***Required Additional Contributions***"). If more than one class of membership interest in Newco exists or has been approved or committed to as of the closing date, then the Newco Interest shall include the Purchased Percentage interest in all classes of membership interest in Newco which then exist or have been approved or committed to.

        The Newco Interest shall have the same voting and other rights as each other membership interest in Newco; provided however, Boardwalk Pipelines will be the managing member of Newco and, as such, shall have the responsibility and authority for construction of the pipeline (through non-affiliates), the purchase (from non-affiliates) of material to construct the pipeline, the necessary regulatory filings, and the conduct of day-to-day business operations. Said Purchased Percentage membership interest in the Newco shall be determined as of said closing date, and as of said closing date Newco shall not have outstanding, and shall not be directly or indirectly obligated to sell, issue, or otherwise dispose of any membership interests in Newco pursuant to, any convertible security, call, option, warrant, purchase right, or other contract or commitment. The Newco Interest shall be duly authorized, validly issued, fully paid and nonassessable (except for the obligation to make additional capital contributions under the terms set forth in the Newco limited liability company agreement on a basis that is proportionate to its membership interest or the membership interests of non-defaulting members including Enterprise), shall not have been issued in violation of the preemptive rights of any person, shall be delivered free and clear of all liens and other encumbrances of any nature whatsoever (including any voting trust, proxy, or other agreement or understanding with respect to the voting of all or any part of the Newco Interest), and shall not be subject to any preemptive or similar right; provided, however, that the Newco Interest shall be subject to the terms of the Newco limited liability company agreement that create or grant security interests, liens and other remedies for the failure to make required additional capital contributions to Newco that are applicable to all other membership interests.

The governing documents of Newco shall require, among other things, the approval of at least a 76% interest of at least one class of the membership interest in Newco for any of the following actions or matters: (1) for the business of Newco to be any business other than the Expansion Project or business directly related to the Expansion Project; (2) the assignment of all or substantially all of Newco's assets in trust for creditors or on the assignee's promise to pay the debts of Newco; (3) any act which will make it impossible to carry on the ordinary business of Newco; (4) the contribution of any property (other than cash) as a capital contribution to Newco; (5) any agreement or commitment by Newco to sell, issue, or otherwise dispose of any membership interests in Newco whether pursuant to any convertible security, call, option, warrant, purchase right, other contract or commitment or otherwise; (6) the creation of any new class of membership interests; (7) any change in the voting or other rights applicable to any membership interests or any change in the attributes of any membership interests, except changes occurring as remedies to a default by the owner of particular membership interests; (8) entering into any material transaction, except (i) a gas transportation agreement that does not obligate Newco to expend new capital and (ii) any other transaction of a nature that the parties mutually agree is not material; (9) permitting the merger, consolidation, participation in a share exchange or other statutory reorganization with, or sale of all or substantially all of the assets of Newco, or any subsidiary of Newco, directly or indirectly, to any person or permitting the conversion of Newco into a different form of entity; (10) permitting winding up and liquidation of Newco; (11) amending the governing documents of Newco; (12) entering into any material transaction with an Affiliate of any member, except those contemplated by the Precedent Agreement; (13) without regard to any contrary or overriding provisions of the governing documents of Newco, any other act for which unanimity would otherwise be required by the statute(s) governing the organization, formation or governance of Newco; and (14) additional capital contributions, other than the Required Additional Contributions. The governing documents of Newco shall also require the approval of at least a 75% interest of at least one class of the membership interest in Newco for entering into any gas transportation agreement; provided, however, that approval shall not be required for a gas transportation agreement which provides for the maximum rate and the parties will mutually agree upon the authority level that the operator will have to enter into interruptible and other gas transportation agreements, taking into account the economics of the transaction and regulatory considerations.

The limited liability company agreement of Newco will (i) grant each member a right of first refusal in the event another member sells or transfers all or part of its membership interest in Newco or a change of control occurs with respect to such member (which in the case of a publicly-traded limited partnership means a change in control of a general partner, but not a change in control of a limited partner), except for sales or transfers to an affiliate (which remains an affiliate) or grants of liens pursuant to bona fide third party financing (however, a transfer pursuant to a foreclosure or a transfer in lieu of foreclosure would be subject to the right of first refusal), (ii) contain provisions requiring that laterals connected to the Expansion Project that any member or its affiliate builds (other than laterals built by Enterprise Texas Pipeline L.P. connecting to the Enterprise Texas Pipeline or the Enterprise Sherman Extension) be offered to the other members of Newco, and (iii) contain provisions allowing one or more members to cause Newco to build any further expansion to the Expansion Project (which does not otherwise receive the requisite approval of the members of Newco) at the sole cost and risk of such member(s) who elect to participate in such expansion and to recover 150% of the capital cost thereof out of 80% of the expanded capacity revenues attributable to such expansion. The LLC Agreement will provide substantially to the effect that neither (x) a change in control of Loews Corporation, nor (y) any direct or indirect change in control of the owner of the general partner of Enterprise Products Partners L.P., nor (z) any direct or indirect change in control of the owner of the general partner of Boardwalk Pipeline Partners, LP shall be considered to be a change in control of a member for purposes of the aforesaid right of first refusal. If less than 49% of the membership interest in Newco is acquired by Enterprise pursuant to its aforesaid option, then for a period of 6 months after the expiration of the option of Enterprise, Boardwalk shall have the right to offer the unacquired portion of such 49% of the membership interest in Newco to other investors without being subject to the aforesaid right of first refusal; provided, however, that each such investor must be approved by Enterprise, which approval will not be unreasonably withheld and may in any event be withheld if such investor or any affiliate of such investor is engaged in business of a nature which is competitive with any business of Enterprise or any of its affiliates. For a period of 6 months after Enterprise acquires a membership interest in Newco, Enterprise shall have the right to offer any portion of such membership interest in Newco to Crosstex North Texas Pipeline, LP, Crosstex Gulf Coast Marketing Ltd, or any affiliate of either such company without being subject to the aforesaid right of first refusal.

Promptly following execution of this Agreement, Boardwalk Pipeline will provide to Enterprise or its Affiliate designee (i) copies of the applicable Newco governing documents and all material agreements entered into by, or affecting, Newco (ii) all economic and other information relative to the Expansion Project and (iii) a detailed summary, with supporting information, of all expenditures actually made or committed to be made by Boardwalk Pipeline with respect to Newco as of date hereof, along with a detailed estimate of all expenditures expected to be made by Boardwalk Pipeline with respect to Newco through the Service Commencement Date (as defined in the Precedent Agreement), ((i), (ii) and (iii), collectively, the "*Newco Materials*"). In the event Enterprise wishes to exercise its option to acquire the Newco Interest, it shall so indicate in writing to Boardwalk Pipeline within 45 days of its receipt of the Newco Materials. The parties shall, within 15 days thereafter, close the purchase and sale of the Newco Interest. In the event Enterprise does not exercise its option as provided herein, Enterprise's option to acquire a membership interest in Newco will expire.

Ownership and participation in management of Newco will, among other things, be subject to compliance with FERC's Order No. 2004, published substantially at 18 CFR 358, as amended if amended previously or hereafter (including by FERC's Order Nos. 2004-A, 2004-B and 2004-C), together with FERC's rules, regulations and orders related thereto, all as and if previously or hereafter amended, and as and if previously or hereafter interpreted by any opinion or ruling of FERC or any court of competent jurisdiction ("*Order No. 2004*"). If you have any question concerning the requirements of Order No. 2004, please let me know and we will arrange a call with Mike McMahon, our general counsel.

As used in this Agreement, the capitalized term "*Affiliate*" means, with respect to any party, any entity that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such party, and that is not an "Energy Affiliate" (as that term is defined under Order No. 2004) of such party. "*Control*" (and its derivatives and similar terms) means, directly or indirectly, having the ability to direct or cause the direction of the management and policies of any entity, whether by ownership of voting stock (including, with respect to a partnership (whether general or limited), any general partner interest in such partnership), contract or otherwise. A voting interest of 10 percent or more creates a presumption of control, except for purposes of the above paragraph that addresses provisions relating to rights of first refusal, changes of control, laterals and expansions.

Notwithstanding the foregoing, if Chesapeake Energy Corporation or an affiliate of Chesapeake Energy Corporation does not enter into a precedent agreement for 450,000 Dth/d of capacity on the Gulf Crossing Expansion Project and thereby become a Foundation Shipper as contemplated by the Precedent Agreement by November __, 2006, then in lieu of the option granted to Enterprise pursuant to this letter, Enterprise and Boardwalk Pipeline agree and commit during the period beginning on such date and ending on December 31, 2006, to use commercially reasonable efforts to negotiate in good faith the terms of the limited liability company agreement of Newco and a related pipeline construction management agreement and a related pipeline operating agreement with respect to the Expansion Project (which will include, among other things, the furnishing to, and the review by, Enterprise of all material information and all projected or incurred capital expenditures concerning the Expansion Project). The limited liability company agreement of Newco will contain the terms and provisions provided in the foregoing paragraphs of this letter. Upon completion of negotiating such agreements, Enterprise or an Affiliate of Enterprise would have the right and be obligated to acquire a 49% membership interest in Newco for the aforesaid option price and with the aforesaid commitment to make the Required Additional Contributions to Newco, and Boardwalk will have a corresponding obligation to sell such interest to Enterprise on such terms.

The membership interests in Newco which Enterprise is entitled to acquire pursuant to this letter may be acquired by Enterprise or any Affiliate of Enterprise.

Promptly following the execution of this letter by Enterprise and until such time as Enterprise acquires the Newco Interest (or, if permitted, elects not to acquire the Newco Interest), (i) Boardwalk will provide Enterprise with all material information concerning the Expansion Project and answer any reasonable questions Enterprise has regarding the Expansion Project and (ii) all capital expenditures with respect to the Expansion Project will be presented by Boardwalk to Enterprise for its approval which shall not be unreasonably withheld.

Except with respect to the membership interest in Newco discussed herein, nothing in this Agreement or in the Newco Materials gives or will give Enterprise, any Affiliate or any other person or entity the right to acquire any equity or other interest in Boardwalk Pipeline or any of its other affiliates or any of their respective projects or assets.

[Signatures on Following Page]

Please acknowledge your agreement to the foregoing by signing this letter in the space provided below and returning a signed copy to the undersigned.

Yours truly,

BOARDWALK PIPELINE PARTNERS, LP

By: */s/ Brian Cody*
Name: Brian Cody
Title: Vice President Business Development

ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE

ENTERPRISE GAS MARKETING L.P.,
BY: ENTERPRISE PRODUCTS OPERATING L.P.,
     GENERAL PARTNER
    BY: ENTERPRISE PRODUCTS OLPGP, INC.,
      GENERAL PARTNER

By: */s/ James A. Cisarik*
Name: James A. Cisarik
Title: Senior Vice President

Exhibit 99.1



News Release

BOARDWALK PIPELINE PARTNERS ANNOUNCES COMMITMENT TO BUILD A NEW INTERSTATE GAS PIPELINE AND AN EXPANSION OF AN EXISTING SYSTEM

OWENSBORO, KY, November 10, 2006 — Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that it has committed to build a new interstate gas pipeline that will begin near Sherman, Texas and proceed to the Perryville, Louisiana area. The new project, called the Gulf Crossing Pipeline, will consist of 355 miles of 42 inch pipeline having a design capacity of approximately 1.5 Bcf per day. The Gulf Crossing Pipeline is supported by binding agreements with affiliates of Devon Energy Corporation (NYSE:DVN) and Enterprise Products Partners LP ("Enterprise") (NYSE:EPD) for transportation of 850 MMcf per day with options for an additional 350 MMcf per day of capacity. The terms of the agreements have a weighted average life of approximately ten years. A binding open season will be conducted to solicit incremental commitments for the remaining capacity. The cost of this project is expected to be approximately $1.1 billion and it is anticipated to be in service during the fourth quarter of 2008, subject to regulatory approval. Enterprise has also agreed, under certain circumstances, to purchase up to 49% of the equity ownership of Gulf Crossing Pipeline.

Boardwalk's subsidiary, Gulf South Pipeline, confirms it is proceeding with its previously announced Southeast Expansion Project which will expand its system from near Harrisville, Mississippi to an interconnect with Transcontinental Gas Pipe Line Corporation ("Transco") in Choctaw County, Alabama. As part of the Gulf Crossing Expansion Project, Gulf South will lease capacity to Gulf Crossing from the Perryville, Louisiana area to the new Transco interconnect. The Southeast Expansion will consist of 116 miles of 42 inch pipeline having an initial design capacity of approximately 1.2 Bcf per day. The cost of the initial expansion is expected to be approximately $330 million and it is anticipated to be in service during the first quarter of 2008, subject to regulatory approval. Based upon the outcome of the open season and whether the capacity options are exercised by the foundation shippers on the Gulf Crossing Pipeline, Gulf South is prepared to add additional facilities to meet market demand which are estimated to cost up to $300 million.

Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,470 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 146 Bcf.

Contact:

Tonya Mann-Howard

Investor Relations

(270) 686-3620